

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2023

Pierluigi Paracchi
Chief Executive Officer
Genenta Science S.p.A.
Via Olgettina No. 58
20132 Milan, Italy

   Re: Genenta Science S.p.A.
     Registration Statement on Form F-3
     Filed May 12, 2023
     File No. 333-271901

Dear Pierluigi Paracchi:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Cindy Polynice at 202-551-8707 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Per Chilstrom, Esq.